SECOND AMENDMENT TO THE
THIRD AMENDED AND RESTATED OPERATING AGREEMENT
OF GOLDEN GRAIN ENERGY, LLC

THIS SECOND AMENDMENT TO THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF GOLDEN GRAIN ENERGY, LLC dated February 15, 2007 (the “Operating Agreement”) is adopted and approved effective as of the 25th day of February, 2013, by the affirmative vote of members holding a majority of the units of Golden Grain Energy, LLC (the “Company”) represented at the 2013 Annual Meeting, held on February 25, 2013, at which a quorum was present, pursuant to Sections 8.1 and 6.4 of the Operating Agreement.

The Operating Agreement is amended as follows:

1.    Section 5.2(b) of the Operating Agreement is removed in its entirety and is replaced by the following:

Members Entitled to Elect Directors. Elected Directors shall be elected by the Class A and Class B Unit Holders, voting collectively, at the annual meeting of Unit Holders in 2003 and at each subsequent annual meeting of Unit Holders when a vacancy exists, provided, however, that any Class A Unit Holder who is authorized to appoint a Director pursuant to Section 5.1(c), or any Person directly or indirectly controlling, controlled by or under common control with such Class A Unit Holder who is authorized to appoint a Director pursuant to Section 5.1(c), shall not be entitled to vote for the election of any other Directors that the Unit Holders are entitled to elect, and the Units held by such Class A Unit Holder, or any Person directly or indirectly controlling, controlled by or under common control with such Person, shall not be included in determining the election of Directors pursuant to subparagraph (d) of this Section 5.2. For purposes of this Section 5.2(b), the terms “controlling,” “controlled by” or “under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, or the power to elect at least 50% of the directors, members, or persons exercising similar authority with respect to such Person.

I, Stan Laures, do hereby certify that I am the duly elected, qualified, and acting Secretary of the Company, and further certify that the above amendment was duly adopted by members holding a majority of the units of the Company at a meeting of the members held on February 25, 2013, at which a quorum was present, in accordance with the provisions of the Operating Agreement.

/s/ Stan Laures
Stan Laures, Secretary

Approved:

/s/ Dave Sovereign
Dave Sovereign, Chairman of the Board